UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 1, 2026

TerraCycle US Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-2479091
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 New York Avenue

Trenton, NJ 08638

(Mailing Address of principal executive offices)

(609) 656-5100

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Class A Preferred Stock and Class B Preferred Stock

Item 9. Other Events

Effective as of June 1, 2026, our subsidiary, TerraCycle US LLC (“TC US LLC”) entered into a securities purchase agreement by and among TC US LLC, our parent company (TerraCycle, Inc.), NLR, Inc. (“NLR”), and certain sellers to acquire NLR for cash consideration of $2,750,000, subject to certain adjustments. In addition, effective as of June 2, 2026, TC US LLC entered into an agreement to purchase 250 Main EW, LLC for $1,200,000 in cash for the land and building at 248 East Main Street and 250 Main Street, East Windsor, Connecticut (the “Processing Facility”) where the equipment purchased with NLR is housed. The combined footprint is approximately 1 acre (the “Real Estate Purchase”). The Real Estate Purchase occured on June 10, 2026. As part of the NLR transaction, NLR transferred to TC US LLC permits from the State of Connecticut Department of Environmental Protection that are tied to the Processing Facility.

NLR is TerraCycle US Inc.’s fourth acquisition of a Universal Waste company. Along with the three prior acquisitions, NLR will be integrated into the TerraCycle Commercial division.

About NLR Inc

Formed in 1994, as Northeast Lamp Recycling, NLR is Connecticut-based lamp and universal waste recycler, with service areas including nationwide mail back programs (for small volumes), and bulk pick-up services in Connecticut, New York, Massachusetts, Rhode Island, Vermont, and New Hampshire. NLR holds valid hazardous waste transport permits for these states, and operates out of 3 facilities in East Windsor, Connecticut, including the Lightbulb Facility. NLR has a large customer list that differs from TerraCycle US Inc.’s other divisions’ customers, which we believe will expand the Company’s ability to sell a broader range of recycling options to B2B and B2C clients. Given that NLR operates in the same region as two of TerraCycle US Inc.’s other subsidiaries (CRS and North Coast Recycling), a wide range of efficiencies are anticipated. NLR also brings new capacity to recycle types of lamps that TerraCycle US Inc. currently pays third parties to recycle.

NLR has 25 employees. One of the founders is staying with NLR to manage the company under TerraCycle US Inc.’s ownership. Management believes that acquiring NLR is highly strategic as it would bring significant additional in-house capabilities and clients within a geographical area of concentration. The costs to acquire NLR and the building that houses its equipment were primarily sourced from the net proceeds of the $5 million 2025 Regulation CF offering.

A copy of the purchase agreement for NLR and copy of the Real Estate Purchase agreement are filed as Exhibit 6.16 and Exhibit 6.17, respectively, to this current report on Form 1-U.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Exhibit Index

Exhibit No.	Description
6.16*	Purchase Agreement (NLR, Inc)
6.17*	Real Estate Purchase Agreement

*In accordance with Part III – Item 17 (6) of Form 1-A, the Company has excluded schedules and similar attachments.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRACYCLE US INC.

By:	/s/ Tom Szaky
Name:	Tom Szaky
Title:	Chief Executive Officer

Date:	June 10, 2026